
03025926

FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

{X} **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

{ } **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


RECD S.E.C.
JUN 30 2003
1086

For the transition period from ____________ to ____________

Commission file number 1-13934

A. Full title of the plan:

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MIDWEST EXPRESS HOLDINGS, INC.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154-1402


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

Exhibit Index is on Page 16

REQUIRED INFORMATION

The following financial statements and schedules of the Midwest Express Airlines Savings and Investment Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

McGladrey & Pullen
Certified Public Accountants

Midwest Express Airlines Savings and Investment Plan
Financial Statements
December 31, 2002

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

CONTENTS	PAGE

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Plan
Midwest Express Airlines Savings
and Investment Plan
Oak Creek, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Midwest Express Airlines Savings and Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Madison, Wisconsin
June 13, 2003

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Investments, at fair value		
Interest in the Midwest Express Holdings, Inc. Master Trust	$ 5,355,466	$ 11,288,148
Other investments	50,807,609	58,546,578
Total investments	56,163,075	69,834,726
Receivables		
Participants' contributions	230,333	241,608
Accrued interest and dividends	24,037	23,980
Total receivables	254,370	265,588
Cash and Cash Equivalents	255	2,663
Total assets	56,417,700	70,102,977
LIABILITIES		
Net Due to Broker for Securities Purchased	250,987	-
Accrued Expenses	4,911	7,091
Total liabilities	255,898	7,091
NET ASSETS AVAILABLE FOR BENEFITS	$ 56,161,802	$ 70,095,886

See Notes to Financial Statements.

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002

ADDITIONS	
Investment income (loss):	
Interest in earnings of master trust	$ (7,270,654)
Net depreciation in fair value of other investments	(11,365,250)
Interest and dividends	528,820
Net investment loss	(18,107,084)
Contributions:	
Employer	127
Participants	6,577,454
Participant rollovers	156,101
Transfers from Astral Aviation, Inc. 401(k) Plan	1,659
Total contributions	6,735,341
Total additions	(11,371,743)
DEDUCTIONS	
Distributions to participants	2,353,091
Administrative expenses	93,479
Transfers to Astral Aviation, Inc. 401(k) Plan	115,771
Total deductions	2,562,341
Net decrease	(13,934,084)
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning	70,095,886
Ending	$ 56,161,802

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following brief description of the Midwest Express Airlines Savings and Investment Plan (the Plan) is provided for general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) savings plan covering all full- and part-time employees of Midwest Express Airlines, Inc. Full-time employees are eligible to participate after completing one full calendar month of service and part-time employees are eligible to participate after 12 months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective March 1, 2003, Midwest Airlines, Inc. became the corporate name for the plan sponsor, Midwest Express Airlines, Inc. (Midwest Express).

Contributions: Participants may elect to make before and after tax contributions to the Plan subject to Plan and Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employer contributions are made at the discretion of the Board of Directors of Midwest Express. All employer contributions are invested in the Midwest Express Holdings Stock Funds. Employer contributions to the Midwest Express Holdings Stock Fund can be immediately transferred to other investment options by the participant with the exception of the initial profit sharing contribution at the Plan inception which is required to remain in the Midwest Express Holdings Stock Fund per the plan document. Prior to October 1, 2001, Midwest Express made matching contributions of amounts equal to 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan. Effective October 1, 2001, matching contributions were temporarily suspended. Future company contributions are based on meeting profitability targets.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) Midwest Express's contributions, (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Midwest Express's contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant has a graduated vesting based on years of service and is 100 percent vested after five years of credited service, upon death, total disability, or attainment of the age of 65 in the employer's matching contribution portion of their account.

Investment Options: Except for the initial profit sharing contribution discussed above which is non-participant directed, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options daily.

Note 1. Plan Description (Continued)

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25 percent to 9.5 percent which are commensurate with prevailing rates for commercial loans as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits: Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $5,000. If the balance exceeds $5,000, distribution will be made only if the participants consent.

Benefits Payable: Net assets available for benefits includes benefits of approximately none and $110,700 due to participants who have withdrawn from participation in the Plan, or have terminated, as of December 31, 2002 and 2001, respectively.

Forfeited Accounts: At December 31, 2002 forfeited nonvested accounts totaled $21,322. These accounts will be used to reduce future employer contributions. Also, in 2002, forfeitures totaling $92,146 were allocated to participants.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Interest in Master Trust: The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the Master Trust), which was established as of January 1, 1997, to hold the Plan's and an affiliate's plan investments in the common stock of Midwest Express Holdings, Inc. Investment income, realized gains and losses on investment transactions, expenses, and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition: Investments are stated at fair value based on quoted or reported market values. Purchases and sales of securities are recorded on a trade date basis and investment income is recorded as earned. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized investment gains and losses.

Note. 3. Related Party Transactions

Midwest Express provides certain accounting and administrative services to the Plan for which no fees are charged. In addition, Midwest Express pays certain outside administrative expenses of the Plan. Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley (M&I) Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $95,659 and $50,913 for the years ended December 31, 2002 and 2001, respectively.

Note 4. Interest in Master Trust

Investments held in the Master Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
Common stock	$ 5,295,045	$ 11,192,156
Cash and cash equivalents	127,043	42,092
Due from broker	45,341	226,217
Accrued interest income	218	430
Total investments	$ 5,467,647	$ 11,460,895

The above amounts include non-participant directed investments of $499,349 and $1,382,437 at December 31, 2002 and 2001, respectively.

The net investment loss of the Master Trust for the year ended December 31, 2002 was as follows:

Net depreciation in fair value of investments	$ (7,412,119)
Interest	5,015
Net investment loss	$ (7,407,104)

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 98 percent at December 31, 2002 and 2001.

Note 5. Investments

The fair value of investments that individually represent 5 percent or more of the Plan's net assets available for benefits consisted of the following as of December 31, 2002 and 2001:

	2002	2001
Kimberly Clark Corporation Common Stock	$ 13,196,847	$ 18,011,747
Interest in Midwest Express Holdings, Inc. Master Trust **	5,355,466	11,288,148
M&I Diversified Stock Portfolio	4,535,024	5,596,680
Vanguard Institutional Index Fund	6,219,637	-
Vanguard Index Trust 500 Portfolio	-	7,395,405
M&I Stable Principal Fund	3,570,087	*
Invesco Dynamics Fund	3,658,515	5,095,535
Vanguard International Growth Fund	3,054,017	3,654,689
Dreyfus Emerging Leaders Fund	4,238,735	5,123,544

* Investment does not exceed five percent of net assets.
** Includes $497,615 and $1,379,803 of non-participant directed funds as of December 31, 2002 and 2001, respectively.

The Plan's other investments, including investments bought, sold, and held during the year ended December 31, 2002 depreciated in value as follows:

Common collective funds	$ (1,380,435)
Registered investment companies	(6,808,600)
Common Stock	(3,176,215)
Net depreciation in fair value of other investments	$ (11,365,250)

Note 6. Plan Termination

Although it has not expressed any intent to do so, Midwest Express has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 7. Tax Status

The IRS has determined and informed Midwest Express by a letter dated July 3, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 8. Subsequent Event

The plan sponsor's Retirement Plan Advisory Committee approved the suspension of the Midwest Express Holdings, Inc. common stock fund as an investment option effective April 17, 2003, until further notice. For those participants that have designated the Midwest Express Holdings, Inc. common stock fund as an investment option, as of April 17, 2003, such future contributions are being invested in the M&I Stable Principal Fund until otherwise directed by the participant. Participants have the option of leaving their existing balance in the Midwest Express Holdings, Inc. common stock fund or transferring all or part of the balance to another investment option offered by the Plan as of the date noted above.

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Description	Current Value
Interest in Midwest Express Holdings, Inc. Master Trust; 98% interest *	$ 5,355,466
Money market:	
Marshall Money Market Fund *	353,709
Common collective funds:	
M&I Diversified Stock Porfolio *	4,535,024
M&I Stable Principal Fund *	3,570,087
M&I Growth Balanced Portfolio *	1,777,172
M&I Diversified Income Portfolio *	486,653
Registered investment companies:	
Dreyfus Emerging Leaders Fund	4,238,735
Invesco Dynamics Fund	3,658,515
Legg Mason Value Trust Income	2,461,097
Marshall Mid-Cap Value Fund	289,533
Marshall Government Income Fund	2,734,301
Massachusetts Investors Growth Stock	1,838,121
Strong Advisor Small Cap Value Fund	426,310
Vanguard Institutional Index Fund	6,219,637
Vanguard International Growth Fund	3,054,017
Vanguard Total Bond Market Index Fund	422,703
Common stock	
Kimberly Clark Corporation	13,196,847
Participant loans; interest rates ranging from 4.25% to 9.5%; due through 2007 *	1,545,148
Total investments	$ 56,163,075

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Midwest Express Airlines Savings and Investment Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

June 27, 2003

By: 

Robert S. Bahlman
Member of the Midwest Express Airlines Savings and Investment Plan Advisory Committee

001.1250041.4

EXHIBIT INDEX
MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

EXHIBIT (23)

McGladrey & Pullen
Certified Public Accountants

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 33-97592 of Midwest Express Holdings, Inc. on Form S-8 of our report dated June 13, 2003 on the financial statements of Midwest Express Airlines Savings and Investment Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002, appearing in this Annual Report on Form 11-K.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 26, 2003

EXHIBIT (99)

Certification Pursuant to 18 U.S.C. Section 1350

Solely for the purposes of complying with 18 U.S.C. Section 1350, I, the undersigned duly authorized member of the Midwest Express Airlines Savings and Investment Plan Advisory Committee, hereby certify, based on my knowledge, that the Annual Report on Form 11-K of the Midwest Express Airlines Savings and Investment Plan (the "Plan") for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003



Robert S. Bahlman